SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Prudential plc (the Company)

Notification of interests of Directors / PDMRs and connected persons

The Prudential Group Share Incentive Plan (the Plan)

The Prudential Share Incentive Plan is an HMRC approved share incentive plan available to all eligible employees including Executive Directors and persons discharging managerial responsibilities (PDMRs). Each month the Plan Trustee invests participants’ contributions in the ordinary shares of Prudential plc at the prevailing market price, which are held in the Prudential Group Share Incentive Plan Trust in accordance with the Plan Rules.

The Company has been advised by the Plan Trustee that 13 shares were purchased on 9 September 2013 at £11.38 per share and allocated to Mr. N A Nicandrou, an Executive Director of the Company. Following this acquisition, Mr. Nicandrou has a beneficial interest in 301,723 ordinary shares in Prudential plc, representing less than 0.012% of the issued share capital.

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Natalie Chung, Share Plans Advisor, 020 3480 5585

Stefan Bort, Deputy Group Secretary, 020 7548 2115

Date of notification

10 September 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary